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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13G


             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          AMENDMENT NO. 1*



                         VISTA 2000, INC.
                         (Name of Issuer)


                   COMMON STOCK, $0.01 PAR VALUE
                  (Title of Class of Securities)


                                                                  928393107

                          (CUSIP Number)


Check the following box if a fee is being paid with this statement

 <square>

 .   (A  fee  is not required only if the filing person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928393107                          13G              PAGE 2 OF 6 PAGES

     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Citadel Investment Management, L.P.
           FEIN: 36-3754834

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)<square>
                                                               (b)<checked-box>
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION


           U.S.
                                5  SOLE VOTING POWER - Reporting person has
         NUMBER OF                 voting and dispositive power of 120 shares of
          SHARES                   Series C Preferred Stock which is convertible
       BENEFICIALLY                into as many as 2,233,875 shares of common
         OWNED BY                  stock.*
           EACH
         REPORTING
          PERSON
           WITH
                                6  SHARED VOTING POWER

                                    -0-
                                7  SOLE DISPOSITIVE POWER

                                      See Item 5 above
                                8  SHARED DISPOSITIVE POWER

                                       -0-
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5 above
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           16.12% **
    12     TYPE OF REPORTING PERSON*

           IA

                       *SEE INSTRUCTION BEFORE FILLING OUT!
  *SEE ITEM 4 FOR DISCUSSION OF CONVERSION FORMULA FOR SERIES C PREFERRED STOCK. **BASED ON 11,626,475 SHARES OF COMMON STOCK OUTSTANDING ON DECEMBER 31, 1995
      AS DISCLOSED IN A FORM 8-K CURRENT REPORT FILED BY THE ISSUER WITH THE
                            COMMISSION ON JUNE 10, 1996.

CUSIP NO. 928393107                          13G              PAGE 3 OF 6 PAGES

     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Kenneth C. Griffin

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)<square>
                                                               (b)<checked-box>

     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION


           U.S.
                                5  SOLE VOTING POWER - Reporting person has
         NUMBER OF                 voting and dispositive power of 120 shares of
          SHARES                   Series C Preferred Stock which is convertible
       BENEFICIALLY                into as many as 2,233,875 shares of common
         OWNED BY                  stock. *
           EACH
         REPORTING
          PERSON
           WITH
                                6  SHARED VOTING POWER

                                7  SOLE DISPOSITIVE POWER

                                      See Item 5 above
                                8  SHARED DISPOSITIVE POWER

     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5 above
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           16.12% **
    12     TYPE OF REPORTING PERSON*

           HC
                       *SEE INSTRUCTION BEFORE FILLING OUT!
  *SEE ITEM 4 FOR DISCUSSION OF CONVERSION FORMULA FOR SERIES C PREFERRED STOCK. **BASED ON 11,626,475 SHARES OF COMMON STOCK OUTSTANDING ON DECEMBER 31, 1995 AS
          DISCLOSED IN A FORM 8-K CURRENT REPORT FILED BY THE ISSUER WITH THE
                           COMMISSION ON JUNE 10, 1996.

     STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

      Note: This Amendment No. 1 is being filed solely to add back signature lines on the last page which were unintentionally deleted from the electronic submission of the Schedule 13G filed by the reporting persons with the Commission on July 9, 1996.

ITEM 1.

     (A)  NAME OF ISSUER

          Vista 2000, Inc.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          736 Johnson Ferry Road, Building C
          Marietta, Georgia 30067

ITEM 2.

     (A)  NAME OF PERSON FILING

          Citadel Investment Management, L.P. and Kenneth C. Griffin

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE

          225 West Washington Street, 9th Floor
          Chicago, Illinois 60606

     (C)  CITIZENSHIP

          U.S. for both persons filing

     (D)  TITLE OF CLASS OF SECURITIES

          Common Stock, $.01 par value

     (E)  CUSIP NUMBER

          928393107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     <square>(A)  BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT.

     <square>(B)  BANK, AS DEFINED IN SECTION 3(A)19 OF THE ACT.

     <square>(C)   INSURANCE  COMPANY  AS DEFINED IN SECTION 3(A)(19) OF THE
          ACT.

     <square>(D)   INVESTMENT COMPANY REGISTERED  UNDER  SECTION  8  OF  THE
          INVESTMENT COMPANY ACT.

     <checked-box>(E)   INVESTMENT  ADVISOR  REGISTERED UNDER SECTION 203 OF
          THE INVESTMENT ADVISERS ACT OF 1940.   (WITH  RESPECT  TO  CITADEL
          INVESTMENT MANAGEMENT, L.P. ONLY)

     <square>(F)   EMPLOYEE  BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT  TO
          THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE <section> 240.13D-1(B)(1)(II)(F).

     <checked-box>(G)  PARENT HOLDING COMPANY,  IN ACCORDANCE WITH <section>
          240.13D-1(B)(II)(G).  (WITH RESPECT TO MR. GRIFFIN ONLY).

          IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B)(2), CHECK THIS BOX <square>

ITEM 4.   OWNERSHIP

     (A)  AMOUNT BENEFICIALLY OWNED

          2,233,875 (right to acquire on conversion of Series C Preferred Stock; see method of calculation below)

     (B)  PERCENT OF CLASS

          16.12%

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

               2,233,875 (right to acquire on conversion of Series C Preferred Stock; see method of calculation below)

          (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

               -0-

          (III)SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

               2,233,875 (right to acquire on conversion of Series C Preferred Stock; see method of calculation below)

          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

               -0-

INSTRUCTION: For computations regarding securities which respect a right to acquire an underlying security see Rule 13d-3(d)(1).

     Each share of Series C Preferred Stock is convertible into shares of Common Stock in accordance with the following formula:

               [(.08) (N/365) (10,000)] + 10,000
                    Conversion Price

     N = the number of days between the Original Issuance Date (as defined below) and the applicable date of conversion for the Series C Preferred Stock for which conversion is being elected.

     Conversion
     Price = the lesser of (x) 120% of the closing bid price, as reported by Nasdaq, of the Issuer's Common Stock (the "Closing Bid Price") on the date that, in connection with the consummation of the initial purchase of the Series C Preferred Stock from the Issuer, the escrow agent first had in its possession both funds representing the shares of, the Series C Preferred Stock for which conversion is being elected (the "Original Issuance Date"), or (y) 85% of the average Closing Bid Price for the five (5) trading days immediately preceding the date of conversion.

     The Issuer's shares of Common Stock were delisted from Nasdaq on May 31, 1996, but continue to be traded in the over-the-counter market. Because of the stock's delisting there is, technically, no Closing Bid Price for purposes of (y) in the definition of Conversion Price. In its stead, the Closing Bid Price has been replaced with the closing trade price (the "Closing Trade Price") in the over-the-counter market. The five day average Closing Trade Price on June 28, 1996 was $0.675 per share which, if applicable to the above formula, would result in a denominator of $0.5738. As of June 28, 1996, the numerator was $1,281,797.26, so that the number of shares of Common Stock for which the 120 shares of Series C Preferred Stock would be convertible would be, under this interpretation of the formula, 2,233,875.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          110 and 10 shares of Series C Preferred Stock are owned by Nelson Partners and Olympus Securities, Ltd., respectively. These entities have the right to receive the dividends from and to proceeds from the sale of the shares of Common Stock into which the shares of Series C Preferred Stock are convertible. Citadel Investment Management, L.P. is the managing general partner of Nelson Partners and the investment advisor for Olympus Securities, Ltd. so it has the power to vote and dispose of the securities held by these entities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Mr.  Griffin   is   the  general  partner  of  Citadel  Investment
          Management, L.P. which  is  a  registered investment advisor under
          Section 203 of the Investment Advisors Act of 1940, as amended.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable

ITEM 10.  CERTIFICATION

          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
                             SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                JULY         3,         1996

                              Date

                              Citadel Investment Management, L.P.

                              By:/S/        KENNETH        C.        GRIFFIN

                                   Signature

                              KENNETH C. GRIFFIN, GENERAL PARTNER
                              Name/Title

                              /s/ Kenneth C. Griffin
                              Kenneth C. Griffin